FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2007

Tyler Resources Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tyler Resources Inc.
(Registrant)

March 23, 2007	“Barbara O’Neill”
Date	Barbara O’Neill, Secretary

Yes	No	X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

TYLER RESOURCES INC.
#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS	NEWS FOR RELEASE: March 22, 2007

NEWS RELEASE 07-09

For Further Information Contact:	Jean Pierre Jutras at 1-403-269-6753
Web: www.tylerresources.com

TYLER REPORTS FURTHER INFILL AND

 RESOURCE EXPANSION DRILL RESULTS  FOR BAHUERACHI

INCLUDING 19.76 METERS GRADING 2.24% COPPER, 20.8 G/T SILVER AND 0.85% ZINC

Tyler Resources Inc. is very pleased to announce further drill results from its ongoing drill program at the Bahuerachi project, Mexico.

Assay data from 2 deepened and 5 new RC drill holes, and one deepened and 2 new diamond drill holes have been received. All drill holes intersected their targets in areas where mineralized material had not been previously modeled and will assist in expanding the Main Zone Deposit resource base during the next resource estimate.  All drill holes or portions of drill holes that enter or are within the existing model space have largely confirmed the existing resource model, increasing the Company’s confidence in the validity of its third party geological and grade model.

Significant results for these drill holes are presented in the following table and discussed below.  Drill hole collar locations are shown on the attached drill plan map.   Two new sections showing general geology and grade distribution have been prepared for new drilling (Sections 2.5 NE and 400N) and can be found on the website at tylerresources.com.  Other sections will be updated as full datasets are received.

Significant intervals, Main Zone, RC drilling

Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Gold (g/t)	Silver (g/t)	Zinc (%)	Mo (%)	Rock Type
DEEPENED RC HOLES
RC-67 (1)	48.78	207.15	158.37	0.74	0.04	5.0	0.46	0.02	sediments/skarn/porphyry
RC-69 (2)	24.39	201.01	176.62	0.61	0.04	4.0	0.13	0.02	sediments/porphyry
NEW RC HOLES
RC-71	42.68	111.28	68.6	0.62	0.02	3.9	0.13	0.008	sediments, minor skarn
	111.28	118.9	7.62						No sample recovery
	118.9	167.57	48.67	0.38	0.02	5.8	0.17	0.005	marble, minor skarn
RC-74	10.64	59.28	48.64	0.53	0.02	5.0	0.17	0.003	sediments, minor marble
	59.28	69.92	10.64						No sample recovery
	69.92	152.00	80.56(3)	0.50	0.02	8.2	0.22	0.008	marble, minor skarn
RC-75	0	66.88	66.88	0.55	0.04	3.5	trace	0.008	sediments, minor porphyry
	76	138.32	62.32	0.16	0.01	1.7	trace	0.01	sediments, porphyry
RC-76	120.8	142.88	22.08	0.30	0.03	5.0	trace	trace	sediments, minor skarn
RC-77	0	19.76	19.76	2.24	0.08	20.8	0.85	0.005	sediments, marble
	19.76	33.44	13.68						Poor to no sample recovery
	33.44	100.32	62.32(4)	0.62	0.06	8.4	0.41	0.004	marble/skarn

(1)

Previously released from 48.78 to 149.39 meters, subsequently deepened to 207.15 meters (ref NR-07-03).

(2)

Previously released from 24.39 to 131.1 meters, subsequently deepened to 201.01 meters (ref NR-07-03).

(3)

Excludes 1.52 meters of no sample recovery.

(4)

Excludes 4.56 meters of no sample recovery.

Page 2 - News Release March 22, 2007

Significant intervals, Main Zone, Diamond drilling

Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Gold (g/t)	Silver (g/t)	Zinc (%)	Mo (%)	Rock Type
Deepened Core hole
BAH-109 (1)	0	350.4	235.40 (2)	0.44	0.04	2.2	trace	0.007	porphyry
New Core holes
BAH-111	10	54	44	0.24	0.13	4.1	0.32	trace	marble, sediments
and	89.5	124	34.5	0.94	0.11	13.1	0.51	0.004	marble, skarn
BAH-113	76	110	34	0.48	0.02	3.9	trace	trace	sediments
and	211	358	139.3(3)	0.49	0.02	6.0	trace	0.007	skarn, porphyry, sediments

(1)

Previously released from 0-170 meters, subsequently deepened to 353 meters (ref NR-07-04).

(2)

Excludes 115 meters of unmineralized dykes.

(3)

Excludes 7.7 meters of unmineralized dykes.

Field Update

The drilling program is ongoing with 3 rigs operating in the Main Zone, targeting additional tonnage accretive to the initial resource estimate  (BAH-117) as well as aiming to upgrade certain areas within the porphyry in terms of resource classification from the inferred to indicated category (BAH-116, RC-81).

Results currently outstanding include core holes BAH-112, 114, 115 and RC 72, 73, 78.

About Tyler

Tyler Resources is a well-funded Canadian junior exploration company focused on base and precious metals exploration in Mexico. Tyler’s primary project is the Bahuerachi property, which hosts Mexico’s fourth largest mineralized porphyry system. The Company is now in the advanced stage of a 35,000 meter combined diamond and reverse circulation drilling program extended into 2007, making it one of the most active Canadian junior exploration companies operating in Mexico.

All assay work was performed by ICP at ALS-Chemex labs of Vancouver, with gold done using standard fire assay methods.  All samples sent to the lab are sealed with security tags for delivery to ALS-Chemex. Duplicate samples as well as standards and blanks are inserted in each batch of samples delivered to the laboratory and then checked to ensure proper quality assurance and quality control (QA/QC).

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was J. P. Jutras, P.Geol., and President of the Company. The work program is being carried out with the participation of Dr. Shane William Ebert, Ph.D, P.Geo, Vice President and Director, Grant Couture, M.Sc Geology, Paul Turnbull, B.Sc, P.Geol, Cornell McDowell, B.Sc Geology, and Charla Boyer, B.Sc. Geology, consultants to the Company.

“Jean Pierre Jutras”

Jean Pierre Jutras, President/CEO/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Cautionary language:  Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “expects”, “projects”, “plans”, “anticipates” and similar expressions, are forward-looking information that represents management of Tyler’s internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Tyler. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Tyler’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Tyler’s filings with the Canadian securities authorities. Accordingly, holders of Tyler shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Tyler disclaims any responsibility to update these forward-looking statements.

TYLER RESOURCES INC.

BAHUERACHI PROJECT, MEXICO

Sketch Geology, Sections and Drill Hole Locations NR # 07-09

NORTH
Expanded Claim block (Bahuerachi 5)
North Porphyry
Colome Skarn Trend
DDH-BAH 112
RC-71
RC-74
RC-72
RC-76
DDH-BAH 113
DDH-BAH 110/111
RC-80
RC-77
DDH-BAH 117
RC-67
RC-69
RC-75
RC-73
RC-78
RC-79
RC-81
DDH-BAH 109
DDH-BAH 114
DDH-BAH 116
DDH-BAH 115
South/Goat Porphyry
Bahuerachi 2 claim outline
Expanded Claim block (Bahuerachi 4)
Legend
(based on Sketch Geological Compilation Phase 1, July 2004)
Quartz-Feldspar porphyry (QFP) Complex Undifferentiated
Recent drill holes completed, assays reported
Previous drill holes completed, assays reported
Drill holes completed, assays outstanding
Drill holes in progress
Other targets/ mineralized areas
Scale
0
1,000 m
2,000 meters
2 Km

TYLER RESOURCES INC.
BAHUERACHI PROJECT
SIMPLIFIED INTERPRETED GEOLOGICAL DRILL SECTION 2.5NE

DRILL HOLES 06BAH-109, 07BAH-112, 07BAH-114 Looking North East

Refer to geological compilation sketch map and drill hole location Plan for section location, NR 07-09

07BAH112
06BAH109
Projected 27m SW onto section
07BAH114
24.8 meters @
1.66% Cu
0.07 g/t Au
4.0 g/t Ag
0.003% Mo
(previously released)
900m Elev.
OPEN
235.4 meters @
0.44% Cu
0.04 g/t Au
2.2 g/t Ag
0.007% Mo
(Excluding 115 meters
unmineralized dykes)
LEGEND
(Section looking north east)
Drill hole collar location, number and projected trace.
Geology
(simplified)
Post mineral dykes (R=rhyolite, A=andesite)
QFP - quartz feldspar biotite porphyry. Moderate to strong quartz, pyrite-chalcopyrite +/- bornite +/- Mo stockworks.
Pyroxene dominated skarn
Fine grained sedimentary rock with sheeted quart veinlets
Fine grained clastic sedimentary rocks plus sheeted quartz veinlets, epidote-pyrite
0
Scale
100 m

TYLER RESOURCES INC.
BAHUERACHI PROJECT

SIMPLIFIED INTERPRETED GEOLOGICAL DRILL SECTION,

DRILL HOLES 04BAH-13, O4RC-01, 07BAH-110, 111, and 113, Looking North, Section 400 North
Refer to geological compilation sketch map and drill hole location Plan for section location, NR 07-09

785,200E
785,400E
07BAH-113
07BAH111
07BAH110
84.59 meters @
0.99% Cu
0.07 g/t Au
10.4 g/t Ag
0.002% Mo
(previously released,
excluding 5.45 meters unmineralized
dykes and 9.59 meters no core recovery)
1000 m elev
34 meters @
0.48% Cu
0.02 g/t Au
3.9 g/t Ag
900 m elev
44 meters @
0.24% Cu
0.13 g/t Au
4.1 g/t Ag
0.32% Zn
34.5 meters @
0.94% Cu
0.11 g/t Au
13.1 g/t Ag
0.51% Zn
0.004% Mo
800 m elev
139.3 meters @
0.49% Cu
0.02 g/t Au
6.0 g/t Ag
0.007% Mo
(excludes 7.7 meters of
unmineralized dykes)
700 m elev
LEGEND
(Section looking north)
Drill hole collar location, number
and projected trace.
Geology (simplified)
Post mineral dykes (R=rhyolite, A= andesite)
QFP - Porphyry Dyke/intrusion
Garnet-pyroxene-anhydrite-sulfide skarn
Pyroxene dominated skarn
Massive sulfide
Quartz-pyrite-epidote altered andesite volcanic and volcaniclastic rocks
Fine grained sedimentary rock with sheeted quart veinlets
Marble with local fracture controlled sulfide veins and pods of skarn
Siliceous and calcareous bedded sedimentary rocks with 10-90% calc-silicates plus quartz, feldspar and anhydrite alteration
Quartz-pyrite epidote altered fine grained clastic sedimentary rocks
0
Scale
100 m